

August 30, 2022

Johanna Cronin
Managing Director
StartEngine Collectibles Fund I LLC
3900 W Alameda Ave., Suite 1200
Burbank, California 91505

> **Re: StartEngine Collectibles Fund I LLC**
> **Form 1-A POS**
> **Filed August 26, 2022**
> **File No. 024-11416**

Dear Ms. Cronin:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 202-551-4457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jamie Ostrow